SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          DYNAMIC MATERIALS CORPORATION
                        ---------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
  ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267888105
                                ----------------
                                 (CUSIP Number)

                                 Michel Philippe
                                      SNPE
                                12, Quai Henri IV
                          75181 Paris Cedex 04, France
                               011-33-1-4804-6554
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                          Pierre F. de Ravel d'Esclapon
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                              125 West 55th Street
                             New York, NY 10019-5389
                                 (212) 424-8000

                                  June 14, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note:  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

-----------------------                                    ---------------------
CUSIP No. 267888105                   13D                      Page 2 of 7 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE, Inc.
     IRS Employer Identification No. 22-2651646
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                        Not applicable.  (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE, Inc. is a Delaware corporation.
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER

      SHARES                 0
                        --------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY                2,763,491
                        --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER

     REPORTING               0
                        --------------------------------------------------------
      PERSON            10   SHARED DISPOSITIVE POWER

      WITH                   2,763,491
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,763,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 267888105                   13D                      Page 3 of 7 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SOFIGEXI
     IRS Employer Identification No. 22-2651646
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                        Not applicable.  (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SOFIGEXI is a French corporation.
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER

      SHARES                 0
                        --------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY                2,763,491
                        --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER

     REPORTING               0
                        --------------------------------------------------------
      PERSON            10   SHARED DISPOSITIVE POWER

      WITH                   2,763,491
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,763,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                    ---------------------
CUSIP No. 267888105                   13D                      Page 4 of 7 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SNPE
     IRS Employer Identification No. 22-2651646
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [_]
                                                        Not applicable.  (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          [_]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SNPE,  Inc.  is a French  corporation  wholly  owned by the  government  of
     France.
--------------------------------------------------------------------------------
     NUMBER OF          7    SOLE VOTING POWER

      SHARES                 0
                        --------------------------------------------------------
      BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY                2,763,491
                        --------------------------------------------------------
      EACH              9    SOLE DISPOSITIVE POWER

     REPORTING               0
                        --------------------------------------------------------
      PERSON            10   SHARED DISPOSITIVE POWER

      WITH                   2,763,491
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,763,491
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     55.81%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

     This Amendment Number 2 ("Amendment No. 2") to the Schedule 13D originally filed by SNPE, Inc., SOFIGEXI, and SNPE, relates to the Common Stock, $.05 par value (the "DMC Common Stock"), of Dynamic Materials Corporation, a Delaware corporation, (the "Issuer"). The address of the principal executive offices of the Issuer is 551 Aspen Ridge Drive, Lafayette, Colorado 80026. This Amendment No. 2 is being filed to reflect certain changes to Items 2, 4, 5, 6 and 7.

Item 2.  Identity and Background

     The location of the principal business and offices of SNPE, Inc. has changed, and is currently located at 101 College Road East, Princeton, New Jersey 08540.

Item 4.   Purpose of Transaction

     On June 14, 2000, SNPE, Inc. and the Issuer consummated a Stock Purchase Agreement dated as of January 20, 2000, pursuant to which SNPE, Inc. purchased 2,109,091 shares of DMC Common Stock for approximately $5.8 million, giving SNPE, Inc. control over the Issuer; SNPE, Inc. purchased from the Issuer a five-year, 5% Convertible Subordinated Note, convertible in whole or in part into DMC Common Stock by SNPE, Inc. at a conversion price of $6 per share, with an aggregate principal amount of $1.2 million and entered into a related registration rights agreement; and SNPE, Inc. and the Issuer entered into a Credit Facility and Security Agreement, dated as of June 14, 2000, pursuant to which the Issuer can borrow up to $3.5 million from SNPE, Inc.

     Certain executives of SNPE, Inc., SOFIGEXI and SNPE have been elected to the board of directors of the Issuer and assumed positions as officers of the Issuer in connection with the transaction. Bernard Hueber, Chairman and Chief Executive Officer of Nobel Explosifs France, a wholly owned subsidiary of SNPE, has been named to DMC's board of directors, and has been named as the Chairman of the Board. Bernard Fontana, President of SNPE, Inc., has assumed the office of President and Chief Executive. Mr. Fontana has also joined the board of directors. Mr. Michel Philippe, Corporate Senior Vice-President Finance and Legal Affairs for SNPE, and Mr. Bernard Riviere, Senior Vice President and CEO for SNPE, each have been appointed to the board of directors in newly created directorships.

     On June 20, 2000, SNPE, Inc. purchased an additional 248,000 shares of DMC Common Stock in a privately negotiated purchase, for an aggregate purchase price of $405,480.

Item 5.  Interest in Securities of the Issuer

     (a) SNPE beneficially owns 2,763,491 shares of DMC Common Stock. This position currently represents 55.81% of the 4,951,520 shares of DMC Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Other than as described in Item 4 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

     Exhibit 1. Registration Rights Agreement by and between Dynamic Materials Corporation and SNPE, Inc., dated as of June 14, 2000, incorporated by reference to the same document included as Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer on June 22, 2000, under SEC File No. 08328 (the "Issuer Form 8-K").

     Exhibit 2. Convertible Subordinated Note, incorporated by reference to the same document included as Exhibit 4.2 to the Issuer Form 8-K.

     Exhibit 3. Credit Facility and Security Agreement by and between SNPE, Inc. and Dynamic Materials Corporation, dated as of June 14, 2000, incorporated by reference to the same document included as Exhibit 10.1 to the Issuer Form 8-K.

     Exhibit 4. Press Release, entitled "Acquisition of American company DMC by SNPE" issued by SNPE.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  June 22, 2000

                                  SNPE, INC.


                                  By:  /s/ Bernard Fontana
                                       -------------------------
                                       Bernard Fontana
                                       Chairman of the Board and
                                         Chief Executive Officer


                                  SOFIGEXI


                                  By:  /s/ Michel Philippe
                                       -------------------------
                                       Michel Philippe
                                       Chairman


                                  SNPE


                                  By:  /s/ Michel Philippe
                                       -------------------------
                                       Michel Philippe
                                       Vice President and CFO

                                Index to Exhibits

     Exhibit 1. Registration Rights Agreement by and between Dynamic Materials Corporation and SNPE, Inc., dated as of June 14, 2000, incorporated by reference to the same document included as Exhibit 4.1 to Current Report on Form 8-K filed by the Issuer on June 22, 2000, under SEC File No. 08328 (the "Issuer Form 8-K").

     Exhibit 2. Convertible Subordinated Note, incorporated by reference to the same document included as Exhibit 4.2 to the Issuer Form 8-K.

     Exhibit 3. Credit Facility and Security Agreement by and between SNPE, Inc. and Dynamic Materials Corporation, dated as of June 14, 2000, incorporated by reference to the same document included as Exhibit 10.1 to the Issuer Form 8-K.

     Exhibit 4. Press Release, entitled "Acquisition of American company DMC by SNPE" issued by SNPE.

Exhibit 4. Press Release

                   Acquisition of American company DMC by SNPE

DENVER -- SNPE of France, through its American subsidiary, SNPE Inc., has acquired an additional 2,109,091 shares of Dynamic Materials Corp. (DMC) of the United States (Nasdaq: BOOM), a Delaware corporation in which it already held a
14.3 percent stake (since January 2000), giving SNPE a controlling interest of approximately 50.8 percent.

SNPE, beside its worldwide chemical business which accounts for more than 50% of its revenues, is a leading European supplier of energetic materials for civil and defense applications. For more than 30 years Nobelclad Europe, a division of SNPE'S Industrial Explosives business unit, has developed and applied explosion bonding techniques for use in the chemical, electrometallurgy, shipbuilding and other industries.

SNPE expects that as a result of synergies resulting from the cooperation between Nobelclad Europe and DMC's bonding division, SNPE will be able to offer its international customers an array of metal clad products providing competitive advantages over the weldoverlay and hot rolling processes. Through shared research and development efforts by these divisions, SNPE expects to be able to develop new applications for its products, extend the product range offered to customers, enhance product and service quality and deliver effective solutions to chemical engineering firms and other customers.

At the special meeting of stockholders of DMC, which took place in Denver (Colorado) on Wednesday, June 14th, 2000, DMC also approved the expansion of its Board of Directors to 7 members, including 4 new directors from SNPE. At the meeting of the DMC Board of Directors which followed the meeting of stockholders, Bernard HUEBER and Bernard FONTANA, two SNPE executive officers, were elected Chairman of the Board and President and CEO of DMC, respectively. The Board also approved an employment agreement between DMC and Joe ALLWEIN, former President, to serve as Executive Vice President and COO of DMC.

Additional information on this transaction is included in a proxy statement submitted by DMC to the S.E.C.

This press release contains forward-looking statements that involve risks and uncertainties, including, but not limited to, risks detailed from time to time in DMC's S.E.C. reports, including reports on Form 10-K for the years ended December 31, 1999 and December 31, 1998, and reports on Form 10-Q for the quarters ending March 31, 2000 and September 30, June 30 and March 31, 1999.

                                       ###


Press contact:  Bernard Fontana
                        President
                        SNPE, Inc.
                        101 College Road East
                        Princeton, New Jersey 08540
                        Tel : 609 987 9424
                        Fax : 609 987 2767